**Insurance Australia Group Limited**
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


05012082


RECEIVED
PROCESSING
OCT 25 2005
213
SECTION


IAG
Insurance
Australia
Group

30 September 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000



Dear Sir/Madam

**INSURANCE AUSTRALIA GROUP LIMITED ('IAG')**

**ANOTHER UNSOLICITED OFFER TO IAG SHAREHOLDERS FROM MR DAVID TWEED**

Please find attached a Media Release alerting IAG shareholders that a company associated with Mr David Tweed, Direct Share Purchasing Corporation Pty Ltd, has launched another unsolicited offer for IAG shares.

Yours sincerely

Anne O'Driscoll
**Group Company Secretary & Head of Investor Relations**

Attached: 1 page











# MEDIA RELEASE

30 September 2005


IAG
Insurance
Australia
Group

**Insurance Australia Group Limited**
ABN 60 090 739 923

388 George Street
Sydney NSW 2000 Australia
iag.com.au

## Tweed launches new offer for IAG shares through a different company

**Insurance Australia Group Limited (IAG) is aware that Mr David Tweed has launched another unsolicited offer for IAG shares through a different company, Direct Share Purchasing Corporation Pty Ltd (DSPC). This follows a separate offer made earlier this month through another company owned by Mr Tweed, National Share Purchasing Corporation.**

**IAG does not endorse any unsolicited offer from Direct Share Purchasing Corporation Pty Ltd or any other company to buy IAG shares from our shareholders.**

IAG Group Company Secretary & Head of Investor Relations, Ms Anne O'Driscoll, said this offer significantly undervalues IAG shares and shareholders should seek advice before deciding whether to accept the offer.

"DSPC is offering shareholders $3.50 per share, which is more than $1.50 below the lowest price at which IAG's shares have traded in the past year. Shareholders who sell at this price will be doing so at a significant financial disadvantage relative to what they could obtain in the open market," Ms O'Driscoll said.

"The offer also includes a grant of power of attorney from the shareholder to DSPC, which has significant legal consequences.

"This is the fourth unsolicited offer to acquire shares in IAG by different companies associated with Mr Tweed in three years.

"Earlier this month, Mr Tweed, through National Share Purchasing Corporation, offered shareholders $8.10 per share, paid out over 18 annual instalments of 45 cents per share. In 2002 and 2003, National Exchange, another company associated with Mr Tweed, made two unsolicited offers. Although IAG wrote to shareholders individually on each occasion, thousands of holders accepted the offers even though they were for less than the market price of the shares," Ms O'Driscoll said.

IAG has informed the Australian Securities & Investments Commission (ASIC) of the situation.

Shareholders who receive any unsolicited offer are urged to read the document carefully and obtain professional advice before deciding whether or not to accept the offer.

Please note that the advice in this media release has been prepared without taking into account the objectives, financial situation or needs of particular shareholders. Before acting on this advice, shareholders should consider whether it is appropriate to their particular circumstances. Shareholders should also read any offer document carefully and consult a professional advisor before making a decision.

**-ends-**

| **Media Relations** | | | **Investor Relations** | |
|---|---|---|---|---|
| **Name** | Will Sargent or | Emma Foster | **Name** | Anne O'Driscoll |
| **Telephone** | (02) 9292 9466 | (02) 9292 8929 | **Telephone** | (02) 9292 3169 |
| **Mobile** | 0411 012 835 | 0411 013 170 | **Mobile** | 0411 012 675 |

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au



4 October 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000


RECEIVED
PROCESSING
OCT 25 2005
213
SECTION

Dear Sir/Madam

**INSURANCE AUSTRALIA GROUP LIMITED ('IAG')**

**PRICING OF SHARES TO BE ALLOCATED UNDER DIVIDEND REINVESTMENT PLAN**

IAG is pleased to advise that ordinary shares to be allocated under the company's Dividend Reinvestment Plan (DRP) will be priced at $5.3762 per share for the 2005 final dividend.

The DRP price was based on an average market price for the ten trading days from 19 September 2005 to 30 September 2005 inclusive.

Under the DRP, approximately 10.6 million ordinary shares will be allocated to participating shareholders on 17 October 2005, at the same time as final dividend payments are made. Shares to be allocated to participating shareholders are being purchased on market.

Participating shareholders will be mailed a notice of their new shareholding on 17 October 2005.

Yours truly

Glenn Revell
**Company Secretary**

**Insurance Australia Group Limited**
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

29 September 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000


SEC MAIL
RECEIVED
PROCESSING
OCT 25 2005
WASH. D.C.
213
SECTION

Dear Sir/Madam

**INSURANCE AUSTRALIA GROUP LIMITED ('IAG')**
**INVESTOR PRESENTATION MATERIAL**

Attached is the presentation material being used by IAG's CEO, Michael Hawker, and CFO, George Venardos, for US and European conferences and investor meetings in late September and early October.

Yours sincerely

Anne O'Driscoll
**Group Company Secretary &**
**Head of Investor Relations**


IAG
Insurance
Australia
Group

# Investor Roadshow

September/October 2005


NRMA
INSURANCE
SGIO
SGIC
CGU
STATE

Insurance Australia Group Limited
ABN 60 090 739 923

# Important information



The information in this presentation is an overview and does not contain all information necessary to an investment decision.

The information contained in this presentation and accompanying materials has been prepared in good faith by IAG. No representation or warranty, express or implied, is made as to the accuracy, adequacy or reliability of any statements, estimates or opinions or other information contained in this presentation. To the maximum extent permitted by law, IAG, its directors, officers, employees and agents disclaim all liability and responsibility (including without limitation any liability arising from fault or negligence on the part of IAG, its directors, officers, employees and agents) for any direct or indirect loss or damage which may be suffered by any recipient through use of or reliance on anything contained in or omitted from this presentation. In making an investment decision, investors must rely on their own examination of IAG, including the merits and risks involved. Investors should consult with their own legal, tax, business and/or financial advisors in connection with any acquisition of securities.

This presentation is not a prospectus nor an offer of shares for subscription or sale in any jurisdiction. This presentation does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or to any U.S. person, as defined in Regulation S under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Securities may not be offered or sold in the United States, or to or for the account of any U.S. person (as defined in Regulation S under the U.S. Securities Act), unless the securities have been registered under the U.S. Securities Act or an exemption from registration is available.

Certain statements contained in this presentation may constitute "forward-looking statements" or statements about "future matters" for the purposes of section 728(2) of the Corporations Act 2001 (Cth) and/or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date of this presentation. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause IAG's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Neither IAG, nor any other person, gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this presentation will actually occur.

This presentation is being supplied to you solely for your information and may not be reproduced or distributed to any other person (including any general distribution in the United States) or published, in whole or in part, for any purpose without the prior written permission of IAG.

All amounts are presented in Australian dollars.









# Outline of presentation


IAG
Insurance
Australia
Group

- IAG – who it is
- A history of improving returns
- How this has been achieved and the base it provides for future success
- Outlook
- Questions


NRMA
INSURANCE

SGIO

SGIC

CGU

swann insurance

STATE


# Who is IAG?


IAG
Insurance
Australia
Group

- The largest insurance group in Australasia


CGU

NRMA
Insurance

SGIC

SGIO


STATE


swann
insurance

Joint venture brands:



RACV

Mutual
Community
General Insurance


- Over $6.6 billion in annual revenue
- Insuring around $860 billion of property risk
- 12,000 employees across Australia, New Zealand & China


NRMA
INSURANCE

SGIO

SGIC

CGU


STATE

# FY05 a record margin – six consecutive years of improvement


IAG
Insurance
Australia
Group

**Insurance Margin % (NEP)**


18.0%
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
First year as a listed entity
3.2%
4.6%
7.6%
8.7%
12.3%
13.5%
16.3%
FY99
FY00
FY01
FY02
FY03
FY04
FY05


NRMA
INSURANCE

SGIO

SGIC

CGU


STATE


# Improved return on equity




25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
FY01
FY02
FY03
FY04
FY05
5.3%
7.5%
-1.2%
14.2%
5.1%
13.9%
21.1%
14.4%
23.1%
18.1%
ROE (Actual)
ROE (Normalised)

Averages since listing:

- Actual 10.7%
- Normalised 13.6%















# Growth in dividends and EPS


IAG
Insurance
Australia
Group


50.0
40.0
30.0
20.0
10.0
-
(10.0)
Cents
10.0
9.4
10.5
(1.8)
11.5
8.7
22.0
37.9
26.5
45.9
FY01
FY02
FY03
FY04
FY05
Dividend
EPS

- Dividend policy of paying 50 – 70% of normalised profits (before goodwill amortisation)


NRMA
INSURANCE
SGIO
SGIC
CGU
STATE

# How this has been achieved - and how quality returns can be sustained


IAG
Insurance
Australia
Group

- Increased scale and diversity
- Improved operating environment
- Improved capital mix
- Reduced risk
- Clarity of purpose leveraging core skills


NRMA
INSURANCE

SGIO

SGIC

CGU


STATE


# Acquisitions and organic growth driving expansion and diversification


IAG
Insurance
Australia
Group


% outside NSW/ACT
12%
20%
21%
34%
40%
42%
51%
56%
57%
$1.7bn
$1.8bn
$2.2bn
$2.6bn
$3.1bn
$3.6bn
$5.2bn
$6.4bn
$6.7bn
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04
FY05
Motor
Home
Health
Other Short-tail
Short-tail Commercial
Liability
CTP/Motor liability
Workers' Comp
Statutory classes
Short-tail commercial lines
Short-tail personal lines
SGIO & SGIC
State
CGU, NZI & Swann
NRMA INSURANCE
SGIO
SGIC
CGU
STATE

# Australian industry consolidation


IAG
Insurance
Australia
Group

| 1997 | Present |
|---|---|
| GOVERNMENT | |
| •SGIC | |
| •MUTUAL/CLUBS | |
| •NRMA | |
| •RACQ | |
| •RACV | |
| •RACWA | |
| •FOREIGN OWNED | |
| •RSA | |
| •Zurich | |
| •CGU & NZI | |
| •Mercantile Mutual | |
| •Fortis | |
| LISTED (Market capital $8.2bn) | |
| •GIO | |
| •QBE | |
| •Suncorp | |
| •HIH | |
| •SGIO | |
| •MMI | |
| •FAI | |

IAG
promina
SUNCORP
QBE
Allianz
NRMA INSURANCE
SGIO
SGIC
CGU

•Today, these companies write c70% of premium reported to APRA.

•Four are listed on ASX with a combined market capitalisation of >$38bn.

# Prudential regulatory reform


IAG
Insurance
Australia
Group

- Australian Prudential Regulatory Authority (APRA)
  - Regulates general insurance, life insurance and superannuation
- Significant increase in regulatory powers and capital requirements for general insurers effective 1 July 2002
- Risk-based capital approach
  - Similar to Basel II principles
  - Has driven increased capital security and transparency
- Regulator more proactive
  - Investigating two insurers in respect of alleged misrepresentation of finite reinsurance
  - Banning various individuals found to have participated in unacceptable behaviour or due diligence


NRMA
INSURANCE

SGIO

SGIC

CGU


STATE

# Improved capital mix & WACC


IAG
Insurance
Australia
Group


IAG Capital Mix
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
FY00
FY01
FY02
FY03
FY04
FY05
Target
100%
79%
21%
76%
13%
11%
68%
12%
20%
69%
12%
19%
71%
12%
17%
68%
12%
20%
Ordinary equity
Hybrid capital
Debt

- Issued reset preference shares and took on debt to improve WACC
- Used proceeds to fund buy-backs and expansion
- Target mix based on retaining AA category ratings
- Chart excludes the RES contingent capital

NRMA INSURANCE SGIO SGIC CGU STATE

# Improved risk based capital position


IAG
Insurance
Australia
Group


2.50x
2.00x
1.50x
1.00x
0.50x
0.00x
MCR Multiple (times)
1.62x
1.75x
2.00x
MCR 1.60x
MCR 1.55x
0.39x
0.32x
0.91x
0.39x
0.33x
1.03x
0.35x
1.34x
30-Jun-03
30-Jun-04
30-Jun-05
T1 Non-hybrid capital
Hybrid
T2
RES


NRMA INSURANCE
SGIO
SGIC
CGU
STATE

# Investment risk/return improved


IAG
Insurance
Australia
Group

- Equity overlay in technical reserves
  - Net exposure of technical reserve investments remains in the nature of fixed income, primarily invested in high quality fixed income securities
  - Duration of the portfolio remains closely matched to the expected duration of the liabilities
  - Added $23m pre-tax (plus franking credits) to FY05 result
- Enhanced cash mandate for capital held above 1.6x MCR
  - Reflects the intent to use the funds in the short-term
- Additional asset class
  - Global macro hedge funds
- Changes in equity mandates
  - Three external managers appointed in Australia
  - Allocation to internal "research fund" – top performer


NRMA
INSURANCE

SGIO

SGIC

CGU


STATE


# Extensive quality reinsurance protections


IAG
Insurance
Australia
Group

- Catastrophe event protection increased to $3.5bn from $3.0bn for 2005
- Maximum event retention remains at $100m
  - 1.6% of FY05 NEP (practice of keeping <2% NEP)
  - Represents a reduction in volatility when measured against premium base
  - Retention for a second event is $75m
- Also have a range of aggregate/sideways covers and surplus arrangements
- Reinsurer counterparty credit profile remains very strong
  - 70% of catastrophe programme provided by 'AAA'/'AA' rated reinsurers (previously 66%)
  - Some of the programme is 'collateralised' providing further financial security


NRMA
INSURANCE






# Conservative reserving for claims


IAG
Insurance
Australia
Group

- Probability of adequacy (POA) at 92.5% for claims reserves
  - Risk margins of $1.1bn are 25.6% of the central estimate – the highest disclosed in the market
- Including premium liability (reserves for claims yet to be incurred on unexpired risk), the POA is 90.2%
- Track record evidencing that reserves conservatively set
  - FY97 the last time the Group had to make a net addition to prior year reserves
- Strength of reserving provides comfort that shareholders' capital is unlikely to be called upon to subsidise prior periods' claims


NRMA
INSURANCE

SGIO

SGIC

CGU


STATE

# Clarity of purpose leveraging core skills


IAG
Insurance
Australia
Group


PAYING CLAIMS
UNDERSTANDING AND PRICING RISK
SHAREHOLDER VALUE
REDUCING RISK
MANAGING COSTS

- Clear purpose aligns our people
- Delivery underpinned by core values of
  - Honesty
  - Transparency
  - Teamwork
  - Meritocracy
  - Social responsibility


NRMA
INSURANCE
SGIO
SGIC
CGU
STATE

# Delivering on clear medium term goals


IAG
Insurance
Australia
Group

- Top quartile total shareholder return
- ROE of at least 1.5x WACC on normalised basis
- Establishing an Asian foothold
- Maintaining an 80:20 mix of short-tail:long-tail premium
- Maintaining a 'AA' category rating


NRMA
INSURANCE

SGIO

SGIC

CGU


STATE

# Short-term outlook for FY06


IAG
Insurance
Australia
Group

- Organic premium growth
  - Goal of >2% while market premium growth expected to be flat in Australia and New Zealand

- Insurance margin to moderate but should remain above the 13.5% margin generated in FY04
  - Supported by ongoing expense savings initiatives

- Expect dividend growth of 10% for FY06

- Surplus capital to be utilised in acquisitions or returned


NRMA
INSURANCE

SGIO

SGIC

CGU


# Outlook beyond FY06


IAG
Insurance
Australia
Group

- Expect organic premium growth to return to longer term norm of 1.5 – 2.0x GDP for Australia and New Zealand

- Insurance margins to remain sufficient to generate ROE of at least 1.5x WACC

- Returns from current operations supplemented by returns from acquisitions in overseas markets

- Continue to deliver top quartile shareholder returns over the cycle


NRMA
INSURANCE

SGIO

SGIC

CGU


STATE


IAG
Insurance
Australia
Group

# Questions


NRMA
INSURANCE

SGIO

SGIC

CGU


STATE



IAG
Insurance
Australia
Group

# Investor Roadshow Appendices

## September/October 2005


NRMA
INSURANCE

SGIO

SGIC

CGU

swann
insurance
STATE

Insurance Australia Group Limited
ABN 60 090 739 923


IAG
Insurance
Australia
Group

# Segment results


NRMA
INSURANCE


SGIO


SGIC


CGU


swann
insurance


STATE



Insurance Australia Group Limited
ABN 60 090 739 923

# Australian personal lines


IAG
Insurance
Australia
Group

| Australian Personal Lines | Half-year ended Jun 04 | Half-year ended Dec 04 | Half-year ended Jun 05 | Full-year ended Jun 04 | Full-year ended Jun 05 |
|---|---|---|---|---|---|
| | A$m | A$m | A$m | | |
| **Gross written premium** | **1,980** | **2,002** | **1,976** | **3,900** | **3,978** |
| **Gross earned premium** | **1,921** | **1,986** | **1,950** | **3,794** | **3,936** |
| Reinsurance expense | (102) | (106) | (109) | (192) | (215) |
| **Net premium revenue** | **1,819** | **1,880** | **1,841** | **3,602** | **3,721** |
| Net claims expense | (1,152) | (1,262) | (1,279) | (2,325) | (2,541) |
| Commission expense | (108) | (114) | (116) | (213) | (230) |
| Underwriting expense | (339) | (322) | (337) | (632) | (659) |
| **Underwriting profit** | **220** | **182** | **109** | **432** | **291** |
| Investment income on technical reserves | 109 | 158 | 145 | 162 | 303 |
| **Insurance profit** | **329** | **340** | **254** | **594** | **594** |
| **Insurance ratios** | | | | | |
| Loss ratio | 63.4% | 67.1% | 69.5% | 64.5% | 68.3% |
| Expense ratio | 24.5% | 23.2% | 24.6% | 23.4% | 23.9% |
| *Commission ratio* | *5.9%* | *6.1%* | *6.3%* | *5.9%* | *6.2%* |
| *Administration ratio* | *18.6%* | *17.1%* | *18.3%* | *17.5%* | *17.7%* |
| Combined ratio | 87.9% | 90.3% | 94.1% | 87.9% | 92.2% |
| Insurance margin (before tax) | 18.1% | 18.1% | 13.8% | 16.5% | 16.0% |


NRMA
INSURANCE

SGIO

SGIC

CGU


STATE


# Australian commercial lines



| Australian Commercial Lines | Half-year ended Jun 04 | Half-year ended Dec 04 | Half-year ended Jun 05 | Full-year ended Jun 04 | Full-year ended Jun 05 |
|---|---|---|---|---|---|
| | A$m | A$m | | | |
| **Gross written premium** | **845** | **827** | **867** | **1,613** | **1,694** |
| **Gross earned premium** | **779** | **831** | **803** | **1,572** | **1,635** |
| Reinsurance expense | (113) | (100) | (100) | (217) | (200) |
| **Net premium revenue** | **666** | **731** | **703** | **1,355** | **1,435** |
| Net claims expense | (437) | (518) | (401) | (858) | (919) |
| Commission expense | (79) | (90) | (88) | (160) | (178) |
| Underwriting expense | (144) | (132) | (138) | (268) | (270) |
| **Underwriting profit** | **6** | **(9)** | **76** | **69** | **68** |
| Investment income on technical reserves | 58 | 93 | 87 | 61 | 179 |
| **Insurance profit** | **64** | **84** | **163** | **130** | **247** |
| Profit from fee based business | 1 | 11 | (25) | 21 | (14) |
| **Total commercial line result** | **65** | **95** | **138** | **151** | **233** |
| **Insurance ratios** | | | | | |
| Loss ratio | 65.6% | 70.8% | 57.1% | 63.4% | 64.1% |
| Expense ratio | 33.6% | 30.4% | 32.1% | 31.6% | 31.2% |
| *Commission ratio* | *11.9%* | *12.3%* | *12.5%* | *11.8%* | *12.4%* |
| *Administration ratio* | *21.7%* | *18.1%* | *19.6%* | *19.8%* | *18.8%* |
| Combined ratio | 99.2% | 101.2% | 89.1% | 95.0% | 95.3% |
| Insurance margin (before tax) | 9.6% | 11.5% | 23.2% | 9.6% | 17.2% |









# International businesses


IAG
Insurance
Australia
Group

| International operations | Half-year ended Jun 04 | Half-year ended Dec 04 | Half-year ended Jun 05 | Full-year ended Jun 04 | Full-year ended Jun 05 |
|---|---|---|---|---|---|
| | A$m | A$m | | | |
| **Gross written premium** | **460** | **499** | **502** | **914** | **1,001** |
| **Gross earned premium** | **449** | **494** | **496** | **899** | **990** |
| Reinsurance expense | 17 | 4 | (6) | 7 | (2) |
| **Net premium revenue** | **466** | **498** | **490** | **906** | **988** |
| Net claims expense | (317) | (287) | (323) | (632) | (610) |
| Commission expense | (39) | (49) | (44) | (81) | (93) |
| Underwriting expense | (65) | (80) | (81) | (146) | (161) |
| **Underwriting profit** | **45** | **82** | **43** | **47** | **125** |
| Investment income on technical reserves | 10 | 12 | 21 | 21 | 34 |
| **Insurance profit** | **55** | **94** | **64** | **68** | **159** |
| China Automobile Association | - | (2) | (2) | - | (5) |
| **Total international result** | **55** | **92** | **63** | **68** | **154** |
| **Insurance ratios** | | | | | |
| Loss ratio | 68.0% | 57.6% | 65.9% | 69.7% | 61.7% |
| Expense ratio | 22.4% | 25.9% | 25.4% | 25.1% | 25.6% |
| *Commission ratio* | *8.4%* | 9.8% | *8.8%* | *8.9%* | *9.3%* |
| *Administration ratio* | 14.0% | 16.1% | *16.6%* | 16.2% | *16.4%* |
| Combined ratio | 90.4% | 83.5% | 91.3% | 94.8% | 87.4% |
| Insurance margin (before tax) | 11.8% | 18.9% | 13.2% | 7.5% | 16.1% |


NRMA
INSURANCE
SGIO
SGIC
CGU
STATE

# International business
# (a) New Zealand


IAG
Insurance
Australia
Group

| New Zealand Operations | Half-year ended Jun 04 | Half-year ended Dec 04 | Half-year ended Jun 05 | Full-year ended Jun 04 | Full-year ended Jun 05 |
|---|---|---|---|---|---|
| | A$m | A$m | A$m | A$m | A$m |
| **Gross written premium** | **460** | **499** | **502** | **914** | **1,001** |
| **Gross earned premium** | **449** | **494** | **496** | **899** | **990** |
| Reinsurance expense | (45) | (62) | (60) | (104) | (122) |
| **Net premium revenue** | **404** | **432** | **436** | **794** | **868** |
| Net claims expense | (272) | (271) | (298) | (535) | (569) |
| Commission expense | (39) | (49) | (44) | (81) | (93) |
| Underwriting expense | (58) | (70) | (71) | (131) | (141) |
| **Underwriting profit** | **35** | **42** | **24** | **47** | **65** |
| Investment income on technical reserves | 9 | 12 | 14 | 20 | 27 |
| **Insurance profit** | **45** | **54** | **38** | **68** | **92** |
| **Insurance ratios** | | | | | |
| Loss ratio | 67.3% | 62.7% | 68.3% | 67.4% | 65.5% |
| Expense ratio | 23.9% | 27.7% | 26.2% | 26.6% | 27.0% |
| *Commission ratio* | *9.6%* | 11.4% | 10.0% | 10.2% | 10.7% |
| *Administration ratio* | 14.3% | 16.3% | 16.3% | 16.5% | 16.3% |
| Combined ratio | 91.2% | 90.4% | 94.6% | 94.0% | 92.5% |
| Insurance margin (before tax) | 11.1% | 12.5% | 8.7% | 8.5% | 10.6% |


NRMA
INSURANCE

SGIO

SGIC

CGU


STATE


# International business
# (b) Captive insurer (IAG Re)



| Captive | Half-year ended Jun 04 | Half-year ended Dec 04 | Half-year ended Jun 05 | Full-year ended Jun 04 | Full-year ended Jun 05 |
|---|---|---|---|---|---|
| | A$m | A$m | A$m | A$m | A$m |
| **Gross written premium** | **136** | **263** | **39** | **332** | **302** |
| **Gross earned premium** | **166** | **178** | **166** | **313** | **343** |
| Reinsurance expense | (103) | (112) | (112) | (201) | (224) |
| **Net premium revenue** | **63** | **66** | **54** | **112** | **119** |
| Net claims expense | (54) | (16) | (15) | (105) | (31) |
| Commission expense | - | - | - | - | - |
| Underwriting expense | (8) | (9) | (10) | (15) | (19) |
| **Underwriting profit** | **1** | **41** | **29** | **(8)** | **70** |
| Investment income on technical reserves | - | - | 7 | - | 7 |
| **Insurance profit** | **1** | **41** | **36** | **(8)** | **77** |
| **Insurance ratios** | | | | | |
| Loss ratio | 85.7% | 23.9% | 27.9% | 94.3% | 25.7% |
| Expense ratio | 12.4% | 14.4% | 18.2% | 13.0% | 16.1% |
| *Administration ratio* | 12.4% | 14.5% | 18.2% | 13.0% | 16.1% |
| *Commission ratio* | 0.0% | (0.1%) | 0.0% | 0.0% | 0.0% |
| Combined ratio | 98.0% | 38.2% | 46.1% | 107.4% | 41.8% |
| Insurance margin (before tax) | 2.0% | 61.9% | 67.0% | (7.4%) | 64.1% |

- Provides cover below Group deductibles to individual subsidiaries
- Obtains aggregate covers for attritional losses









IAG
Insurance
Australia
Group

# Capital composition


NRMA
INSURANCE
SGIO
SGIC
CGU
swann insurance
STATE

# Capital composition – regulatory basis


IAG
Insurance
Australia
Group

**Coverage of regulatory capital requirements**
**Insurance Australia Group**

| A$m | 30 Jun 03 | 30 Jun 04 | 30 Jun 05 |
|---|---|---|---|
| **Tier 1 capital** | | | |
| Paid-up ordinary shares | 3,434 | 3,263 | 3,263 |
| Hybrid equity | 539 | 539 | 539 |
| Reserves | (2) | (5) | (6) |
| Retained earnings[1] | (396) | (259) | 59 |
| Excess technical provisions (net of tax) | 353 | 375 | 499 |
| Less: deductions | (1,838) | (1,663) | (1,478) |
| | **2,090** | **2,250** | **2,876** |
| **Tier 2 capital** | | | |
| Term subordinated notes | 657 | 644 | 616 |
| **Capital base** | **2,747** | **2,894** | **3,492** |
| | | | |
| **Minimum capital requirements (MCR):** | | | |
| Australian general insurance businesses | 1,392 | 1,475 | 1,511 |
| International insurance businesses MCR[1] | 136 | 179 | 235 |
| Other business[2] | 165 | | |
| | **1,693** | **1,654** | **1,746** |
| **MCR multiple** | **1.62x** | **1.75x** | **2.00x** |

1. *The MCR and capital base for the international insurance business is calculated on a similar basis to the Australian regulatory requirements and includes the captive reinsurance business and the operations in New Zealand.*
2. *This includes capital held for ClearView sold in January 2004 and Health business sold in July 2003.*


NRMA
INSURANCE

SGIO

SGIC

CGU

# Total capitalisation and debt - 30 June 2005



| Total Capitalisation<br>As at | 31 Dec 04 | 30 Jun 05 |
|---|---|---|
| | A$m | A$m |
| **Short-term debt** | 46 | 46 |
| **Long-term debt:** | | |
| Senior | 45 | 45 |
| Subordinated | 607 | 616 |
| Cross currency swap payable[1] | 95 | 86 |
| **Total long-term debt** | 748 | 747 |
| **Total debt** | 793 | 793 |
| **Shareholders' equity** | | |
| Equity attributable to ordinary shareholders | 3,263 | 3,263 |
| Retained profits | (51) | 59 |
| Foreign currency translation reserve | (4) | (6) |
| Reset preference shares | 539 | 539 |
| **Total shareholders' equity (excl OEI)** | 3,747 | 3,855 |
| **Total capitalisation** | 4,540 | 4,648 |
| Interest cover & debt ratios | Half year | Full year |
| Earnings before interest and tax (EBIT) | 751 | 1,313 |
| Earnings before interest, tax, depreciation and amortisation (EBITDA) | 822 | 1,457 |
| Market capitalisation: | | |
| - Ordinary shares (31.Dec.05: $6.43 per share, 30.Jun.05: $6.01 per share) | 10,248 | 9,582 |
| - Reset preference shares (IAGPA & IAGPB) | 566 | 562 |
| **Total market capitalisation** | 10,814 | 10,143 |
| Total debt/(Total debt+shareholders equity excluding OEI) | 17.5% | 17.1% |
| Total debt/(Total debt+total market capitalisation) | 6.8% | 7.3% |
| EBIT interest cover (times)[2] | 27x | 24x |
| EBITDA interest cover (times)[2] | 29x | 26x |

1. *Cross currency swaps have been entered into to hedge the currency exposure from US$ denominated subordinated debt. The principal of the cross country swaps is revalued to take into account movements in the US$/A$ exchange rate and is reported as part of interest paying liabilities.*

2. *Excludes interest payable on RES which is offset by interest income. On adoption of IFRS (from 1 July 2005 for IAG), distributions on reset preference shares will be classified as interest in the statement of financial performance. If the distributions on the reset preference shares were included in the calculation of EBIT and EBITDA interest cover for the year ended 30 June 2005, the the coverage would be 15x and17x respectively.*














IAG
Insurance
Australia
Group

# International Financial Reporting Standards


NRMA
INSURANCE

SGIO

SGIC

CGU

swann
insurance

STATE


Insurance Australia Group Limited
ABN 60 090 739 923

# IFRS – Minimal impact on reported profits


IAG
Insurance
Australia
Group

| Reconciliation of net profit (Aust GAAP to A-IFRS) | $m |
|---|---|
| **Net profit before tax as reported under Australian GAAP** | **1,258** |
| Write-back of goodwill amortisation | 92 |
| Movement in defined benefit plans | (79) |
| Share based payment expense | 3 |
| Capitalisation of software development costs | 24 |
| Valuation of property | (9) |
| **Net profit before tax under A-IFRS** | **1,289** |

- No change to basis of insurance operating result, subject to any issues from the pending liability adequacy test
- Goodwill subject to annual review rather than recurring amortisation
- Recognition of movement in defined benefit superannuation plan surpluses
- Reduction, at least initially, in expense for share based payments
- Obligated to capitalise more software development


NRMA
INSURANCE
SGIO
SGIC
CGU
swann insurance
STATE


IAG
Insurance
Australia
Group

# Catastrophe programme


NRMA
INSURANCE
SGIO
SGIC
CGU
swann insurance
STATE
N4

Insurance Australia Group Limited
ABN 60 090 739 923

# Catastrophe: Programme diagram


IAG
Insurance
Australia
Group


$3,500m
1st event
2nd event
3rd event
4th event
$2,500m
EQ only NZ
All perils: ex NZ EQ
1st event layers split:
a) 70% NZ EQ, no reinstatement
b) All perils, ex NZ EQ, 1 (free) reinstatement
$2,000m
All perils: Aus & NZ
1,800m xs 200m
$200m
$100m
All: 25m xs 75m
All: 25m xs 50m
Aggregate cover: 150m xs 100m

- APRA requires catastrophe cover to be purchased to cover single event risk to 1:250 year level
- IAG modelled limits exceed this by looking at it as 1:250 event on a whole of portfolio basis


NRMA
INSURANCE


SGIO


SGIC


CGU


swann
insurance


STATE




IAG
Insurance
Australia
Group

# Increasing storm activity


NRMA
INSURANCE
SGIO
SGIC
CGU
swann insurance
STATE

Insurance Australia Group Limited
ABN 60 090 739 923

# Increased storm activity - Australia



*The storm which crossed SE Australia in early February ranks 13th largest in terms of insured losses in Australia*



Top 20 Australian Insurance Disasters at July 2005
Loss in July 2005 $M
2500
2000
1500
1000
500
0
Hail / storm
Earthquake
Cyclone
Bushfire
Flood
'99
'98
'74
'90
'74
'85
'83
'03
'91
'86
'73
'71
'05
'84
'76
'92
'67
'74
'74
'96
Sydney Hail
Newcastle Earthquake
Cyclone Tracy, NT
Sydney Hail
Cyclone Wanda, QLD
Brisbane Hail
Ash Wednesday
Canberra Bushfire
Sydney Storm
Sydney (West) Hail
Cyclone Madge
Cyclone Althea
SE Australia Storm
NSW Flood
NSW Hail Storm
Sydney Storm
Hobart Bushfire
Sydney Flood
Sydney Hail, Wind
Armidale/Tamworth Hail Storms
Event


Note the year the event occurred is seen above each bar.

*Source: Insurance Disaster Response Organisation*















# Increased storm activity - NZ


IAG
Insurance
Australia
Group

*New Zealand also experienced its 13th largest event in terms of insured losses in May 2005*


Top 20 NZ Insurance Disasters at July 2005
Loss (March 2004 $NZ million**)
400
350
300
250
200
150
100
50
0
'87
'68
'84
'04
'88
'75
'78
'99
'68
'76
'86
'80
'05
'81
'02
'88
'04
'85
'94
'98
Hail / storm
Earthquake
Cyclone
Bushfire
Flood
Bay of Plenty Earthquake
Loss of "Wahine"
Invercargill/Southland Floods
Lower Nth Island Storm
Cyclone Bola
Canterbury Storms
Otago Floods
Queenstown Lakes District Floods
"Wahine" storm
Wellington/Hutt Valley Floods
North Otago/South Canterbury Floods
Taieri/Otago/New Plymouth Floods
Bay Of Plenty Flood**
Thames/Coromandel/Paeroa Floods
North Island Flood / Storm
Greymouth Floods
Eastern Bay of Plenty Floods**
Thames/Coromandel/Te Aroha
Hastings Hailstorm *
North & South Island Floods/Storms
Event

Note the year the event occurred is seen above each bar.

*The Hastings Hailstorm - crops $9.4 million

** Figures are 2005 values

*Source: Insurance Council of New Zealand*








NRMA
INSURANCE
SGIO
SGIC
CGU
STATE


IAG
Insurance
Australia
Group

# Relative insurance consolidation on a global scale


NRMA
INSURANCE
SGIO
SGIC
CGU
STATE

Insurance Australia Group Limited
ABN 60 090 739 923

# Australia's consolidated market


IAG
Insurance
Australia
Group

## Top 5 Players by Market Share (%) - Gross Written Premium 2001/02[1]

Concentrated →

| Country | Top 5 market share |
|---|---|
| China | 96% |
| India | 93% |
| Vietnam | 91% |
| S Korea | 80% |
| Japan | 79% |
| Australia | 71% |
| Taiwan | 50% |
| France | 45% |
| Philippines | 43% |
| Singapore | 43% |
| UK | 40% |
| Thailand | 40% |
| Canada | 37% |
| Malaysia | 32% |
| US | 30% |
| Germany | 28% |
| Hong Kong | 28% |

China, India, Vietnam: *Dominated by state owned insurers[2]*

S Korea, Japan: *Dominated by insurers owned by conglomerates with significant cross-holdings & captive customers*

Australia is a concentrated GI market – but without the structural rigidities of the world's most concentrated markets

(1) AXCO reports 2001 & 2002, Australian Prudential Regulatory Authority 2002, Goldman Sachs Industry Data 2002 (2) In China state insurers (SOIs) are top 3 and account for 95% of market, India top 4 are SOIs and account for 91% of market, Vietnam SOIs are top 3 and account for 66%

NRMA INSURANCE SGIO SGIC CGU STATE

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| INSURANCE AUSTRALIA GROUP LIMITED |
|---|

ABN

| 60 090 739 923 |
|---|

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully paid ordinary shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 62,600 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | On the same terms as existing Ordinary Shares listed on ASX. |

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | An exercise price of $1 has been paid by the holder upon the exercise of the Performance Share Rights irrespective of the number rights exercised by the holder, ie $1 in total. |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Shares were issued on exercise of employee Performance Share Rights |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 30 September 2005 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 1,594,816,738 ✓ | Ordinary |
| 3,500,000 ✓ | Reset Preference Shares (IAGPA) |
| 2,000,000 ✓ | Reset Preference Shares (IAGPB) |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 351,234 | Options over unissued shares |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | The Ordinary Shares will, from the date of allotment, carry the right to participate in dividends |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ............................................................ Date: 28 September 2005
(Group Company Secretary)

Print name: Anne O'Driscoll

== == == == ==

Insurance Australia
Group Limited
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

11 October 2005

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549


RECEIVED
OCT 25 2005
WASH, D.C.
213
SECTION

Dear Sirs,

**Rule 12g3 – 2 (b) Exemption Documents: Insurance Australia Group Limited, file no 82-34821**

Please find attached documents submitted in accordance with Rule 12g3 – 2(b) for Insurance Australia Group Limited, File no. 82 – 34821.

Yours truly

Glenn Revell
Company Secretary

82-34821

**Insurance Australia Group Limited**
ABN 60 090 739 923
388 George Street
Sydney NSW 2000
Telephone 02 9292 9222
iag.com.au


IAG
Insurance
Australia
Group

22 September 2005

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000


SEC MAIL
RECEIVED
PROCESSING
OCT 25 2005
WASH. D.C.
213
SECTION

Dear Sir/Madam

**INSURANCE AUSTRALIA GROUP LIMITED ('IAG')**

**DIVIDENDS PAYABLE: RESET PREFERENCE SHARES**
**RPS1 (IAGPA) and RPS2 (IAGPB)**

We advise that the Board of Insurance Australia Group Limited today declared fully franked dividends in respect of 3,500,000 Reset Preference Shares with a face value of $100 each allotted on 4 June 2002 (RPS1) and 2,000,000 Reset Preference Shares with a face value of $100 allotted on 20 June 2003 (RPS2) as follows:

| | **RPS1** | **RPS2** |
|---|---|---|
| Dividend rate per annum | 5.80% | 4.51% |
| Amount payable per $100 share | $2.9079 | $2.2612 |
| Record date | 29 November 2005 | 29 November 2005 |
| Payment date | 15 December 2005 | 15 December 2005 |

If you have any queries concerning the above, please do not hesitate to contact me on (02) 9292 3169.

Yours sincerely

Anne O'Driscoll
**Group Company Secretary &**
**Head of Investor Relations**


NRMA INSURANCE
SGIO
SGIC
CGU
swann insurance
STATE
NZI

# 2005 NOTICE OF MEETING




IAG
Insurance
Australia
Group

Notice of Annual General Meeting 2005
and Explanatory Notes

# CONTENTS









1 2 4 8

# LETTER FROM THE CHAIRMAN

9 September 2005

Dear Shareholder

I am pleased to invite you to the 2005 Annual General Meeting of Insurance Australia Group Limited (IAG).

The meeting will be held at the Wesley Conference Centre, 220 Pitt St, Sydney on Wednesday, 9 November 2005, commencing at 10.00am. A map with directions to the venue can be found on page 8 of this booklet. The meeting will also be webcast live and may be viewed at www.iag.com.au/agm2005. An archive of the webcast will be made available on the site shortly after the meeting.

The following pages contain details on the items of business that you have the opportunity to vote on at the meeting, as well as explanatory notes and voting procedures.

At this year's meeting, you will be asked to vote on the re-election of three Directors – Mr John Astbury, Mr Geoffrey Cousins and Mr Rowan Ross. Each of these Directors is retiring by rotation in accordance with the Company's Constitution and offering themselves for re-election. Further background material on these elections is set out in Items 1-3 of the Explanatory Notes on page 4.

You are also being asked to vote to increase the maximum aggregate remuneration payable to Non-executive Directors in recognition of the increased workload and responsibility of the Board. The proposed increase to the maximum aggregate remuneration, the first since the Company listed five years ago in 2000, is based on an independent review and takes into consideration prevailing market rates. The Directors' fees adopted for the 2006 financial year will utilise only a very small portion of the increase in the maximum aggregate remuneration. It is expected that the new limit of $2,000,000 should provide capacity into the future, to pay fees to attract and retain suitable candidates for the Board. See Item 4 of the Explanatory Notes on page 5 for more information.

In addition, IAG is seeking to lengthen the period of time before the Annual General Meeting prescribed in its Constitution for receiving nominations for the election of directors, from persons other than retiring Directors or those that have been appointed to fill a casual vacancy. See Item 5 of the Explanatory Notes on page 6 for more information.

Finally, under a new requirement of the Corporations Act, you will be asked to adopt IAG's 'Remuneration Report'. Listed companies are now required to include a 'Remuneration Report' as part of the Directors' Report to comply with increased disclosure requirements surrounding director and executive remuneration. IAG's 'Remuneration Report' is set out on pages 44 to 56 of the 2005 Annual Report.

If you are unable to attend the meeting in person, please complete and mail the enclosed proxy form using the enclosed reply-paid envelope. Alternatively, you may register your proxy appointment and voting instructions electronically over the internet at www.iag.com.au/agm2005 or by fax.

In light of the large number of proxy votes generally received from IAG shareholders, it is intended that polls be conducted on all items in the Notice of Meeting requiring a vote, as has been the practice at previous meetings.

Your Directors believe these resolutions are in the best interests of IAG and its shareholders. Whilst the Directors are not permitted to make a recommendation on Item 4 as it relates directly to them, they unanimously recommend that you vote in favour of all other resolutions. If you have any questions about the items of business, please feel free to contact IAG's Share Registry on 1300 360 688.

I look forward to seeing as many of you as possible at the meeting.

Yours sincerely



James Strong
Chairman

# NOTICE OF ANNUAL GENERAL MEETING

**Insurance Australia Group Limited** ABN 60 090 739 923

Shareholders are advised that the 2005 Annual General Meeting ('AGM') of Insurance Australia Group Limited ('the Company') will be held on Wednesday 9 November 2005 at 10.00am at the Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney.

## ITEMS OF BUSINESS

### ELECTION OF DIRECTORS

**1.** Mr John Astbury, a Director retiring by rotation in accordance with the Company's Constitution, being eligible, offers himself for re-election.

**2.** Mr Geoffrey Cousins, a Director retiring by rotation in accordance with the Company's Constitution, being eligible, offers himself for re-election.

**3.** Mr Rowan Ross, a Director retiring by rotation in accordance with the Company's Constitution, being eligible, offers himself for re-election.

### NON-EXECUTIVE DIRECTORS' FEES

**4.** To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"For the purposes of Australian Stock Exchange Listing Rule 10.17 and Article 12.12 of the Constitution of the Company, that the maximum aggregate remuneration payable to Non-executive Directors be increased by $500,000 to $2,000,000 per annum."

### AMENDMENTS TO CONSTITUTION

**5.** To consider and, if thought fit, to pass the following resolution as a special resolution:

"That the Company's Constitution be amended by deleting Article 12.7 and replacing it with the following new Article 12.7:

*"12.7 A person, other than a person declared eligible by Article 12.4 or 12.10, is not eligible for election as a Director at a general meeting of the Company unless a nomination signed by the nominee has been lodged at the Registered Office at least 55 business days before the general meeting or such shorter period as the Directors determine.""*

### REMUNERATION REPORT

**6.** To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That the Company's Remuneration Report for the financial year ended 30 June 2005 be adopted."

### RECEIPT OF FINANCIAL STATEMENTS AND REPORTS

**7.** To receive and discuss the Company's financial statements and reports for the financial year ended 30 June 2005.



# NOTES

## (a) Voting Exclusion Statement

The Company will disregard votes cast on Resolution 4 by the Directors or their associates.

However, the Company need not disregard a vote if it is cast by:

(i) one of the Directors or their associates as a proxy for a person who is entitled to vote and if the vote is cast in accordance with the directions on the proxy form; or

(ii) the person chairing the meeting as proxy for a person who is entitled to vote and is cast in accordance with a direction on the proxy form to vote as the proxy decides.

## (b) Proxies

A shareholder who is entitled to attend and cast a vote at the meeting has a right to appoint a proxy to attend and vote instead of the shareholder.

The proxy need not be a shareholder of the Company and may be a corporation (and any corporation so appointed may then nominate an individual to exercise its powers at meetings). A shareholder who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes which each proxy is appointed to exercise. If the proxy appointments do not specify the proportion or number of the shareholder's votes that each proxy may exercise, each proxy may exercise half of the shareholder's votes.

Shareholders appointing a proxy to vote on their behalf are encouraged to utilise their capacity to direct the proxy to vote for or against each item of business, rather than providing open proxies.

If a shareholder appoints the Chairman of the Meeting as proxy and does not direct the Chairman how to vote on an item of business, the Chairman will vote in favour of each of the proposed resolutions set out in the Notice of Meeting (including Resolution 4 if permitted under the Proxy Form).

To be valid, Proxy Forms must be received by the Company's Share Registrar, Computershare Investor Services Pty Limited, before 10.00am on Monday, 7 November 2005 (**Proxy Deadline**).

Proxy forms may be submitted in one of the following ways:

(i) by post in the reply-paid envelope provided. Please allow sufficient time so that it reaches Computershare Investor Services Pty Limited by the Proxy Deadline;

(ii) online at www.iag.com.au/agm2005. You will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) which is shown in the top right corner of the Proxy Form;

(iii) by facsimile to Computershare Investor Services Pty Limited on (02) 8235 8220; or

(iv) by hand delivery to Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney, NSW 2000.

## (c) Corporate representatives

Any corporate shareholder wishing to appoint a person to act as its representative at the meeting may do so by providing that person with:

(i) a letter or certificate authorising him or her as the company's representative, executed in accordance with the company's constitution; or

(ii) a copy of the resolution appointing the representative, certified by a secretary or director of the corporate shareholder.

## (d) Power of Attorney

If a shareholder has appointed an attorney to attend and vote at the meeting, or if the proxy is signed by an attorney, the power of attorney (or a certified copy of the power of attorney) must be received by the Company's Share Registrar, Computershare Investor Services Pty Limited by the Proxy Deadline, unless this document has been previously lodged with the Company's Share Registrar for notation.

Powers of Attorney may be submitted by post or by hand delivery to Level 2, 60 Carrington Street, Sydney, NSW 2000.

## (e) Shareholders eligible to vote

As determined by the Board of Directors, only persons who hold ordinary shares in the Company as at the Proxy Deadline will be eligible to vote at the meeting.

Dated at Sydney on 9 September 2005
By order of the Board of Directors

Anne O'Driscoll

Anne O'Driscoll
Group Company Secretary



# EXPLANATORY NOTES

The following notes explain the items of business to be discussed at IAG's 2005 AGM. The notes are set out in the order of the items in the Notice of Meeting and should be read with the Notice.

## ITEMS OF BUSINESS

### ITEMS 1-3: ELECTION OF DIRECTORS

***Background information***

The Australian Stock Exchange (ASX) Listing Rules require the Company to hold an election of Directors in each year. The Constitution of the Company requires that one third of the Directors (other than the Managing Director), and any other Director not in that one third who has held office for three years or more, retire from office at each AGM.

The Board agreed in September 2003 to introduce a tenure policy for Non-executive Directors. The tenure policy ensures that the Board comprises Directors who collectively have the relevant experience and skills required, and assists in maintaining the independence of the Board. Since inception of the tenure policy, four Directors have left the Company and two new Directors have been appointed to the Board.

Messrs John Astbury, Geoffrey Cousins and Rowan Ross are now due to retire by rotation and to offer themselves for re-election at the AGM in accordance with the Company's Constitution. Under the current tenure policy, these Directors should only stand for a further term if they are invited by the Board to do so, as such an additional term will take their total tenure beyond seven years.

As Messrs Astbury, Cousins and Ross were all first appointed around the time of listing the Company in August 2000, the Company finds itself in the position that three of its most experienced and capable Non-executive Directors, having each served a period of approximately five years, would be expected to retire from the Board at the 2005 AGM.

In addition, Mr Astbury and Mr Ross hold key roles as the Chairs of the Company's Audit Committee and the Risk Management & Compliance Committee respectively.

The Board may, as outlined above, invite Directors otherwise due to retire under the tenure policy to remain on the Board for a further period where the Board has determined that it is in the Company's best interests to do so.

The Board has determined that it is in the best interests of the Company for these three Directors to stand for re-election as Directors of the Company for a further term, given their experience, expertise and corporate knowledge, and have invited Messrs Astbury, Cousins and Ross to again stand for election.

The Board has also decided to review the tenure policy after the AGM to determine whether it continues to effectively reflect requirements for Director succession and renewal and, in particular, to take into account the evolving corporate governance practices and requirements for Directors of general insurance companies. This will ensure that the Board retains the appropriate mix of skills, experience and knowledge required for the Company taking into account its current size, market position, complexity and strategic focus, while arranging for the addition of new Directors on a gradual basis.

***Who is standing for re-election?***

**1. Mr John Astbury**

Mr John Astbury, FAICD, aged 61, was appointed as a Director of IAG in July 2000. He is Chairman of the IAG Audit Committee and serves on the IAG Nomination, Remuneration & Sustainability Committee.

Mr Astbury is a Director of Woolworths Limited and AMP Limited. He was previously the Finance Director of Lend Lease Corporation Limited and a Chief General Manager of National Australia Bank Limited. He has a long career in banking and financial services in both the UK and Australia.

***What do the Directors recommend?***

The other Directors recommend that you vote in favour of the resolution.

**2. Mr Geoffrey Cousins**

Mr Geoffrey Cousins, aged 62, was appointed as a Director of IAG in July 2000. He is a member of the IAG Audit Committee.

Mr Cousins has more than 26 years experience as a company director. Mr Cousins was previously the Chairman of George Patterson Australia and is a former director of Publishing and Broadcasting Limited, the Seven Network, Hoyts Cinemas group and NM Rothschild & Sons Limited. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia.

Mr Cousins is a consultant to the Prime Minister and is the Chairman of the Cure Cancer Australia Foundation.



***What do the Directors recommend?***

The other Directors recommend that you vote in favour of the resolution.

**3. Mr Rowan Ross**

Mr Rowan Ross, BEc, BCom, FCPA, FSIA, aged 56, was appointed as a Director of IAG in July 2000 and acted as Chairman from April to August 2001. He is Chairman of the IAG Risk Management & Compliance Committee and serves on the IAG Nomination, Remuneration & Sustainability Committee.

Mr Ross is currently Chairman of Macquarie Capital Alliance Limited and Sydney IVF Limited. He is also a Director of IAG Finance (New Zealand) Limited. Mr Ross is the former Chairman of Bankers Trust Investment Bank, former National President of the Securities Institute of Australia and former Chairman of the Sydney Dance Company and the Australian Major Performing Arts Group. Mr Ross has more than 30 years experience in investment banking and is an Executive Director of Macquarie Bank Limited.

***What do the Directors recommend?***

The other Directors recommend that you vote in favour of the resolution.

**ITEM 4: NON-EXECUTIVE DIRECTORS' FEES**

The maximum aggregate annual remuneration payable to Non-executive Directors is currently $1,500,000 per annum. The aggregate annual remuneration includes employer superannuation contributions paid by the Company on behalf of the Non-executive Directors.

ASX Listing Rule 10.17 provides that a listed company must not, without shareholder approval, increase the total amount of Non-executive Directors' fees. Following an independent review of the remuneration of the Company's Non-executive Directors, it is proposed that the maximum aggregate remuneration payable to the Company's Non-executive Directors be increased from $1,500,000 to $2,000,000 per annum. The Directors' fees adopted for the 2006 financial year will utilise only a very small portion of the increase in the maximum aggregate remuneration.

The proposed increase to the maximum aggregate remuneration is the first that has been proposed since the Company listed in 2000. It reflects an appropriate increase in board remuneration to reflect market movements, and to ensure that the Company can retain the best people to drive corporate performance and to deliver appropriate returns to shareholders. The proposed increase also anticipates the possible need to pay increased fees to attract new Non-executive Directors.

***What is the current structure?***

The main elements of Non-executive Director remuneration are summarised as follows:

*Directors' Fees*

The Board has agreed to pay each Non-executive Director a base fee in respect of their services to the Board and a separate fee for serving as a member of each standing Board Committee (the Audit, Nomination Remuneration & Sustainability and Risk Management & Compliance Committees).

The Chairman's annual base fee is at a ratio of three times the base fee of a Non-executive Director. The Chairman is also paid a fee for his role as Chairman of Insurance Manufacturers of Australia Pty Limited, a 70% owned subsidiary of the Company, but is not separately paid for his chairmanship of the Nomination, Remuneration & Sustainability Committee. The Chairman's fees from Insurance Manufacturers of Australia Pty Limited form part of the fees subject to approval by the Company's shareholders.

*Non-executive Directors Share Plan*

The Board has also agreed that each Non-executive Director must take a minimum of 20% and up to a maximum of 90% of their annual base fee (that is, excluding Committee fees), on a fee sacrifice basis, in the form of shares provided under the Company's Non-executive Directors Share Plan ("NED Share Plan"), which was approved by shareholders on 13 November 2002. Shares are purchased by the NED Share Plan trustee on-market and allocated to Directors each year. Non-executive Directors may elect to restrict the disposal of these shares for a minimum period of one year and up to ten years or until the Director retires.

*Non-executive Directors' Retirement Benefits*

The Board decided to freeze the operation of the Non-executive Director retirement benefit scheme adopted by the Group in 2001 with effect from 1 September 2003. Non-executive Directors appointed before 1 September 2003 are entitled to receive retirements benefits, frozen as at 31 August 2003, under this scheme but always subject to the discretion of the Board on whether to pay these benefits.

All Non-executive Directors receive superannuation contributions in respect of their base Directors fee at a rate of 9%.

Details of payments made to Non-executive Directors in the year ended 30 June 2005 and the frozen retirement benefits of Directors who held office on 31 August 2003 and continued in office since then are set out in the 'Remuneration Report' on pages 44 to 56 of the 2005 Annual Report.

***Why did IAG decide to increase Non-executive Directors' fees?***

The aggregate annual remuneration of the Non-executive Directors of $1,500,000 has not changed since it was determined in 2000 upon listing of the Company. Since that time, the Company has grown significantly:

- Gross written premium from $2.6 billion to $6.6 billion;
- Insurance profit from $110 million to $1 billion;
- Total assets from $12.1 billion to $17.1 billion; and
- Employees from 5,338 to 11,502 measured as full-time equivalents.

In addition, since 2000, the demands of directors of listed companies and in particular, general insurance companies, have increased through a plethora of corporate legislation and regulation and the ensuing complexities for a general insurance business, as well as from community expectations of exemplary corporate behaviour and standards. The duties and responsibilities of the Company's Non-executive Directors have expanded significantly in response to these demands.

The proposed increase in the aggregate annual remuneration has regard to the increased responsibilities of the Board and its Committees and ensures that the Company can attract and retain the best people for Board positions.

The Board has obtained independent advice on board remuneration from Egan Associates who have assessed the remuneration for the Company's Non-executive Directors in comparison with the level of Non-executive Director remuneration payable by companies of comparable size.

In accordance with the independent advice, the Board has determined that fees payable to the Company's Non-executive Directors be increased with effect from 1 July 2005 as shown in the table below:

| | To 30 June 2005 $ | From 1 July 2005 $ |
|---|---|---|
| **Base Fees** | | |
| Chairman | 300,000 | 360,000 |
| Non-executive Director | 100,000 | 120,000 |
| **Committee Fees** | | |
| Chair of Audit Committee | 18,000 | 30,000 |
| Chair of Risk Management & Compliance Committee | 18,000 | 30,000 |
| Chair of Nomination, Remuneration & Sustainability Committee* | Nil | Nil |
| Committee Member | 12,000 | 15,000 |
| **Fee Paid to Company Chairman by Subsidiary Company** | 130,000 | 160,000 |

* The Chairman of the Company is also the Chair of the Nomination, Remuneration & Sustainability Committee

In aggregate, these increased fees plus superannuation contributions total $1,515,100.

The current maximum annual aggregate remuneration of $1,500,000 would be insufficient to enable the Company to pay these increased fees to the Non-executive Directors for a full year.

The increase in the maximum annual aggregate remuneration to $2,000,000 would enable the Board to pay fees to attract and retain suitable candidates for the Board in the foreseeable future. However, the Board has no current plans to increase Non-executive Directors' fees above the level specified in the table on this page.

A full description of the Board's approach to remuneration of Non-executive Directors is set out in the 'Remuneration Report' on pages 44 to 56 of the Company's 2005 Annual Report.

***What do the Directors recommend?***

As the resolution relates directly to the Non-executive Directors, the Directors do not make a recommendation.

**ITEM 5: AMENDMENTS TO CONSTITUTION**

Item 5 has been proposed to allow the amendment of the Company's Constitution to re-state the period of time before the AGM for receiving nominations for the election of directors.

***Why do we need to amend Article 12.7?***

Under Article 12.7 of the Company's Constitution, a person other than a retiring Director or one appointed to fill a casual vacancy, who is not recommended for nomination by the Board, is not eligible for election as a Director at a general meeting unless that person's signed consent to nomination is received by the Company at least 30 business days before the general meeting. This period is shortened to 20 business days for those candidates who are nominated by the Board.



In the past, the Company has always adopted a closing date for receipt of nominations of candidates for election as a director of not less than 45 business days before the AGM. ASX Listing Rule 14.3 sets a closing date for receipt of nominations of candidates for election as directors at 35 business days. However, as the Company has almost one million shareholders, it has always sought and been granted a waiver by ASX from Listing Rule 14.3 to set the date at 45 business days on the grounds that the Company's large number of shareholders means it needs this longer period to print and distribute Notices of Meeting to shareholders within the time frame required to meet the 28 day notice requirement set out under the Corporations Act 2001.

ASX has advised that it is planning to amend Listing Rule 14.3 later this year. The Company understands this will set the nomination closing date at 35 business days before a company's AGM, unless the company's Constitution stipulates a different nomination closing date. However, the details of the proposed amendment and the timetable for the introduction of this amendment are not yet available.

Therefore, it is proposed that Article 12.7 be amended to adopt a nomination closing date of 55 business days before the general meeting or such shorter period as the Directors determine. The period of 55 business days, although longer than the 45 business days currently used, would provide the Board with greater flexibility in ensuring that Notices of Meeting are prepared in sufficient time. The proposed replacement article allows the Board to reduce the 55 business day period if circumstances warrant a shorter period applying.

It is also proposed to amend Article 12.7 so that the same closing date applies to all candidates for election, whether or not nominations are being recommended by the Board.

***What do the Directors recommend?***

The Directors recommend that you vote in favour of the resolution.

**ITEM 6: REMUNERATION REPORT**

Recent changes to the Corporations Act 2001 require listed companies to provide enhanced disclosures of director and executive remuneration in their Annual Reports. These disclosures are set out in the 'Remuneration Report' on pages 44 to 56 of the Company's 2005 Annual Report.

The Company is also now required to propose to its shareholders at its AGM a non-binding advisory resolution on the Remuneration Report prepared by the Directors, and to allow questions and comments on this Remuneration Report by shareholders.

***What do the Directors recommend?***

The Directors recommend that you vote in favour of the resolution.

**ITEM 7: RECEIPT OF FINANCIAL STATEMENTS**

The financial results for the year ended 30 June 2005 are set out in the Company's 2005 Annual Report.

***Why are the financial statements being presented to shareholders?***

In accordance with the Corporations Act 2001, shareholders will be given a reasonable opportunity at the AGM to ask questions and make comments on the financial statements and reports and on the business operations and management of the Company.

During discussion of this item, the Company's auditor will be present and will answer qualifying questions.

## WRITTEN QUESTIONS FOR THE AUDITOR

If you would like to submit a written question to the Company's auditor, please post your question in the reply-paid envelope provided or fax it to (02) 8235 8220.

Written questions must relate to the content of the auditor's report to be considered at the AGM or the conduct of the audit. A list of qualifying questions received will be made available at the AGM.

Please note that all questions must be received at least five business days before the AGM, that is, by no later than 5pm on Wednesday, 2 November 2005.

As stated above, the auditor will also be present at the AGM.

**AGM WEBCAST**

The AGM will be webcast at www.iag.com.au/agm2005.

**FURTHER INFORMATION**

If you would like any further information regarding the AGM, please contact the Company's Share Registry on 1300 360 688 or visit our website: www.iag.com.au/agm2005

# VENUE LOCATION


KING STREET
P
P
CLARENCE STREET
YORK STREET
PITT STREET MALL
MARKET STREET
Piccadilly
Wesley Conference Centre
P
Queen Victoria Building
GEORGE STREET
P
P
PITT STREET
ELIZABETH STREET
DRUITT STREET
PARK STREET
CASTLEREAGH STREET
BATHURST STREET

## PUBLIC TRANSPORT & PARKING INFORMATION

**Train** – The closest train station is Town Hall (All suburban lines). For information about train times please call **131 500**.

**Bus** – Some State Transit buses stop along George Street outside the Queen Victoria Building. For more information about bus routes and timetables please call **131 500**.

**Monorail** – The closest Monorail Station is Galeries Victoria (Pitt Street, Sydney).

**Parking** – The closest parking station is Secure Parking situated beneath the Piccadilly Shopping Centre; entry is via 137 Castlereagh Street, Sydney. Rates vary from $45.00 for 2-3 hours and $55.00 for 3+ hours.


IAG
Insurance
Australia
Group







Insurance